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                                                             EXHIBIT 99(a)(5)(I)

                   IN THE UNITED STATES DISTRICT COURT FOR THE
                          WESTERN DISTRICT OF MISSOURI
                                WESTERN DIVISION

----------------------------------------------X
DAVID ROSENBERG, on behalf of                 :
himself and all others similarly situated,    :
                                              :
                  Plaintiff,                  :
                                              :
         v.                                   :
                                              : Case No. 01-0165-CV-W-3-ECF
WESTFIELD AMERICA, INC.,                      :
WESTFIELD AMERICA TRUST,                      :
DAVID H. LOWY, HERMAN                         :
HUIZINGA, BERNARD MARCUS,                     :
FRANCIS T. VINCENT, JR.,                      :
LARRY A. SILVERSTEIN, ROY L.                  :
FURMAN, FRANK P. LOWY, PETER                  :
LOWY and FREDERICK HILMER,                    :
                                              :
                  Defendants.                 :
                                              :
----------------------------------------------X

                   CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

         Plaintiffs, by and through their attorneys, allege upon information and belief, except as to themselves which is alleged upon personal knowledge, as follows:

                              NATURE OF THE ACTION

         1. Plaintiffs bring this action on their own behalf and as a stockholders' class action on behalf of the public shareholders of Westfield America, Inc. ("WEA" or the "Company"). Plaintiffs allege claims under the federal securities laws and under Missouri common law.


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         2. Defendant WEA is a publicly-traded Missouri corporation which is a real estate investment trust ("REIT"). The Company is controlled and dominated by its majority shareholder, defendant Westfield America Trust ("WFA"), which owns approximately 57% of WEA's outstanding common stock. In addition, WFA affiliates own an additional 20.5% of WEA's common stock. Therefore, WFA has a controlling interest in approximately 77.5% of all of WEA's outstanding common stock.

         3. On February 15, 2001, WFA, through an affiliated entity and trustee, Westfield America Management Limited ("Westfield Limited"), announced that it would acquire the outstanding shares of WEA common stock that it did not then already own for approximately $280 million in cash. Under the terms of the transaction, which is structured as a two-step tender offer, followed by a squeeze-out merger, WFA, through Westfield Limited, will pay WEA's public shareholders $16.25 per share in cash for their WEA shares. This proposal is grossly inadequate and reflects breaches of fiduciary duties by WFA and the director defendants of WEA identified herein.

         4. While defendants formed a "Special Committee" of purportedly "independent" WEA directors to allegedly protect the interests of WEA's public shareholders, in fact, both the Chairman of the Special Committee and the Special Committee's financial advisor were irremediably conflicted. This highly material information, however, has been omitted from the Tender Offer Documents (as defined below). Furthermore, as described more fully herein, the Special Committee breached its duties to negotiate a fair price for WEA's public shareholders by making an initial demand on WFA of only $16.50 per share, a price far less than what it was advised the Company was worth, and then agreeing to compromise at $16.25 per share.


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         5. Additionally, the documents disseminated to WEA's shareholders in connection with the proposed transaction -- the Schedule 14d-1 and Schedule 14d-9 (collectively, the "Tender Offer Documents") -- are materially false and misleading and fail to provide WEA's minority shareholders with essential and meaningful information needed by these shareholders to assess the fairness and reasonableness of the proposed transaction. In particular, in a freeze-out merger such as the one at issue here, the majority shareholder bears the burden of showing complete disclosure of all material facts relevant to WEA's public shareholders' decision whether to accept the consideration offered here or seek their statutorily-provided appraisal rights. Among other things, defendants have misrepresented and/or omitted the following material information in the Tender Offer Documents:

          - any biographical and/or other information regarding the members of the Special Committee and/or their stockholdings in WEA and/or WFA which would enable a shareholder to determine their purported independence;

          - that defendant Furman, the Chairman of the Special Committee, was the founder and Vice-Chairman of Furman Selz, one of the lead underwriters of WEA's 1997 initial public offering;

          - that Lehman Brothers ("Lehman"), the Special Committee's financial advisor, received substantial fees from WEA for past services including, but not limited to, several refinancings for WEA undertaken in the past few months;

          - that certain insiders who own preferred shares of the Company are receiving more for their shares than WEA's public shareholders in connection with the proposed transaction;

          - that Lehman's fairness opinion in connection with the Tender Offer (the "Fairness Opinion") misrepresents and/or omits numerous facts relating to the fair value of WEA, including that: (a) the net asset value of WEA has been understated because of (i) exorbitant, unsupported liquidation costs and (ii) undisclosed manipulations; (b) WEA's cost of capital has been inflated and misrepresented; and (c) a highly-relevant "minority squeeze-out analysis" has either been suppressed, or not performed at all. Failure to perform such an analysis under these circumstances bias the results of Lehman's purported "premium analysis." These omissions and/or misrepresentations of material

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                  information prohibit WEA's public shareholders from making an informed judgment of WEA's value;

          - that Target Corporation will be buying the rights to Montgomery Ward stores which will enhance the values of any malls operated by WEA in which Target will assume leases and stores; and

          - that defendants are misrepresenting the protections and applicability of the Missouri Business Combination Statute.

         6. In sum, plaintiffs and WEA's other public shareholders are having their equity interests in WEA permanently extinguished without receiving fair and adequate compensation for their shares and with inadequate disclosure. Absent judicial intervention, defendants will continue to breach their fiduciary duties owed to WEA's public shareholders.

                             JURISDICTION AND VENUE

         7. The claims asserted herein arise under and pursuant to Sections 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act")
[15 U.S.C. Section 78n(e)] and Rule 14e-3(a) promulgated thereunder by the SEC [ 17 C.F.R. Section 240.143-3(a)].

         8. This Court has jurisdiction over the claims asserted in this Complaint pursuant to Section 27 of the Exchange Act as amended
[15 U.S.C. Section 78aa], 28 U.S.C. Sections 1331, 1337 and 1367. Federal jurisdiction also exists pursuant to Uniform Standards Act of 1998, P.L. 105-353, 15 U.S.C. Section 77(a), ET SEQ.

         9. Venue is properly laid in this judicial district pursuant to
Section 27 of the Exchange Act. WEA is incorporated under the laws of this State. Furthermore, the challenged transaction will, if it is consummated, be implemented under Missouri state law through the Secretary of State's Office located in Jefferson City, Missouri, which is within this United States District Court, Western District of Missouri, Western Division, in Kansas City.

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         10. In connection with the acts and conduct alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails, interstate telephone communications and the facilities of the New York Stock Exchange ("NYSE"), a national securities exchange.

                                   THE PARTIES

         11. Plaintiffs David Rosenberg, David Osher and Washington Savings Bank are the owners of common stock of WEA and have been the owners of such shares continuously since prior to the wrongs complained of herein.

         12. Defendant WEA is a corporation duly existing and organized under the laws of the State of Missouri. The Company is a Real Estate Investment Trust ("REIT") engaged in owning, operating, leasing, developing, redeveloping and acquiring super-regional and regional shopping centers and power centers in the United States. The Company owns substantial assets in Missouri, including the following shopping centers: (a) Crestwood (valued at $140 million); (b) Mid-Rivers (valued at $110 million); (c) Northwest Plaza (valued at $125 million); (d) Northwest Plaza Office (valued at $11 million); (e) South County (valued at $75 million); (f) West County (valued at $50 million); and (g) West Park (valued at $50 million). At the South County mall, a new Sears and new mall wing are scheduled to open in the Fall of 2001. The West Park Mall is scheduled to be demolished in early 2001 and redeveloped as a "super-regional mall."

         13. Defendant WFA is an Australian company. WFA is managed by Westfield Holdings Limited ("Westfield Holdings"). WFA and certain of its affiliates, Westfield Limited, Westfield American Investments Pty. Limited and Westfield Corporation, Inc., collectively own 56,872,082

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shares of WEA common stock, representing approximately 77.5% of WEA's outstanding stock as of February 14, 2001.

         14. By virtue of WFA's position as majority shareholder of WEA, WFA is in a fiduciary relationship with plaintiffs and the other public stockholders of WEA, and owes plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

         15. Defendant Frank P. Lowy ("Lowy") is and at all times relevant hereto has been Chairman of the Board of WEA. Lowy is also a director and co-founder of Westfield Holdings. Westfield Holdings manages both WFA and WEA. WEA has no employees of its own.

         16. Defendant Peter S. Lowy ("P. Lowy") is and at all times relevant hereto has been a director of WEA. P. Lowy also serves as Managing Director and as a director of Westfield Holdings. P. Lowy is the son of defendant Lowy.

         17. Defendant Frederick Hilmer ("Hilmer") is and at all relevant times was a director of WEA. Hilmer is also Deputy Chairman oft.he Board of Westfield Limited, an affiliate of WFA.

         18. Defendant David Lowy is a director of WEA and a Managing Director of Westfield Holdings.

         19. Defendants David H. Lowy, Francis T. Vincent, Jr. ("Vincent"), Larry A. Silverstein, Herman Huizinga ("Huizinga"), Roy L. Furman ("Furman"), Bernard Marcus and Frederick Hilmer are and at all times relevant hereto have been directors of WEA. The defendants referred to in paragraphs 15 through 19 are collectively referred to herein as the "Individual Defendants."

         20. By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public


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stockholders of WEA, and owe plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

         21. Plaintiffs bring Counts I, II and III on their own behalf and as a class action, pursuant to Federal Rule of Civil Procedure 23, on behalf of themselves and holders of WEA common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         22. This action is properly maintainable as a class action.

         23. The Class is so numerous that joinder of all members is impracticable. As of February 14, 2001, there were in excess of 16 million publicly-held shares of WEA common stock outstanding.

         24. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

             a. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class;

             b. whether defendants have made material misrepresentations and omissions in the Tender Offer Documents; and

             c. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         25. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class.


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Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

         26. Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

         27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A.       WEA MISREPRESENTS THE COMPANY'S ANTI-TAKEOVER
         DEFENSES IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING

         29. On or about May 19, 1997, WEA, which was then controlled indirectly and directly by the Lowys, WFA and their affiliates, undertook a $270 million initial public offering of 18,000,000 shares of the Company at $15.00 per share (the "IPO"). At the time of the IPO, the Company's portfolio consisted of interests in thirteen super-regional and six regional shopping centers and three power centers containing approximately 19.2 million square feet of gross leasable area and thirteen separate department store properties.


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         30. The Company stated that it would use $145 million of the proceeds of the IPO to make a non-recourse loan to Westfield Holdings secured by its indirect 50% interest in Garden State Plaza, a super-regional shopping center, and $15.3 million to purchase from Westfield Holdings warrants to acquire 9.8 million ordinary shares of Westfield Holdings.

         31. The prospectus disseminated in connection with the IPO (the "Prospectus") contained information about Missouri General Business Corporation Law ("MGBCL") Section 351.459 (the "Missouri Business Combination Statute"), which is intended to make a takeover of the Company more difficult. In this regard, the Prospectus stated that:

         BUSINESS COMBINATION AND CONTROL SHARE ACQUISITION STATUTES AND RELATED PROVISIONS -- The Company is subject to the GBCL which contains certain provisions which may be deemed to have an anti-takeover effect. Such provisions include Missouri's Business Combination Statute and the control share acquisition statute. The Missouri Business Combination Statute prohibits certain transactions between corporations subject to the statute and certain shareholders of such corporations. IN PARTICULAR, THE STATUTE RESTRICTS CERTAIN "BUSINESS COMBINATIONS" BETWEEN A CORPORATION AND AN "INTERESTED SHAREHOLDER" OR AFFILIATES OF THE INTERESTED SHAREHOLDER UNLESS CERTAIN CONDITIONS ARE MET. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. AN "INTERESTED SHAREHOLDER" INCLUDES ANY PERSON OR ENTITY WHICH BENEFICIALLY OWNS OR CONTROLS 20% OR MORE OF THE OUTSTANDING VOTING
         SHARES OF THE CORPORATION ..... The statute applies only to Missouri corporations which have either their principal place of business or substantial assets in Missouri. In addition, the corporation must have at least 100 shareholders, and (i) more than 10% of the shareholders must be resident in Missouri, (ii) more than 10% of the outstanding shares must be owned by Missouri residents, or (iii) more than 10,000 shareholders must be residents in Missouri (certain shares, such as shares held by nominees, are disregarded in applying these tests). IT WILL NOT BE KNOWN WHETHER THIS LATTER REQUIREMENT IS MET AND WHETHER THE STATUTE WILL BE APPLICABLE TO THE COMPANY UNTIL AFTER THE OFFERING HAS BEEN COMPLETED. THE GBCL EXEMPTS FROM THE STATUTE: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) CORPORATIONS WHICH ADOPT PROVISIONS IN THEIR ARTICLES OF INCORPORATION OR BY-LAWS EXPRESSLY ELECTING NOT TO BE COVERED BY THE STATUTE; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. THE COMPANY'S ARTICLES AND BY-LAWS DO NOT CONTAIN AN ELECTION TO "OPT OUT" OF THE MISSOURI BUSINESS COMBINATION STATUTE. BECAUSE THE MISSOURI BUSINESS


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         COMBINATION STATUTE MAY NOT APPLY TO THE COMPANY, THE ARTICLES WILL
         CONTAIN A SIMILAR PROVISION WHICH WILL PROVIDE THAT, DURING THE FIVE-YEAR RESTRICTED PERIOD AFTER A PERSON OR ENTITY BECOMES AN INTERESTED SHAREHOLDER, NO BUSINESS COMBINATION MAY OCCUR UNLESS SUCH BUSINESS COMBINATION OR THE TRANSACTION IN WHICH THE PERSON OR ENTITY BECOMES AN INTERESTED SHAREHOLDER WAS APPROVED BY THE BOARD OF DIRECTORS ON OR BEFORE THE DATE OF THE ACQUISITION TRANSACTION OR SUCH PERSON OR ENTITY WAS AN INTERESTED SHAREHOLDER ON THE DATE THE PROVISION WAS ADOPTED BY THE SHAREHOLDERS OF THE COMPANY. Business Combinations may occur after the five-year period following the Acquisition Transaction only if(i) prior to the Acquisition Transaction, the board of directors approved the Acquisition Transaction or approved the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements. THIS PROVISION MAY MAKE IT MORE DIFFICULT FOR A 20% BENEFICIAL OWNER TO EFFECT TRANSACTIONS WITH THE COMPANY AND MAY ENCOURAGE PERSONS INTERESTED IN ACQUIRING THE COMPANY TO NEGOTIATE IN ADVANCE WITH THE BOARD OF DIRECTORS PRIOR TO ACQUIRING A 20% INTEREST. IT IS POSSIBLE THAT SUCH A PROVISION COULD MAKE IT MORE DIFFICULT TO ACCOMPLISH A TRANSACTION WHICH SHAREHOLDERS MAY OTHERWISE DEEM TO BE IN THEIR BEST INTEREST.

         32. This description in the Prospectus of the Business Combination Statute was false and misleading in that, on May 12, 1997, days before the issuance of the Prospectus, WFA AND WESTFIELD HOLDINGS HAD ALREADY AMENDED WEA'S ARTICLES OF INCORPORATION to provide that they (and their affiliates) would not be deemed to be an "Interested Shareholder" for purposes of the Business Combination Statute. Accordingly, as of the date of the issuance of the Prospectus, WFA (and its affiliates) was already exempt from the Business Combination Statute and, despite its public representations that it did not "opt-out," WFA reserved for itself the power and ability to facilitate a self-dealing buy-out of the public shares of WEA without having to comply with the requirements of the Business Combination Statute which, by its express terms, generally makes a buy-out of a company abiding by its provisions harder to facilitate, including a majority vote of non-interested shareholders.


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         33. Importantly, in the Tender Offer Documents, Westfield again misrepresents its obligations under the Business Combination Statute when it states that:

         The provisions of Section 351.459 [the Business Combination Statute] are not applicable to the Merger for one or more reasons specified in the statute, including the fact that Purchaser and the Westfield Affiliates acquired their respective Shares prior to the date that the Company had a class of voting stock registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and at a time when the Company was not a "resident domestic corporation."

         34. Defendants, have therefore, taken different public positions regarding the Business Combination Statute, and interpreted that statute differently to fit defendants' particular needs. For example, when defendants desired to assuage shareholders to purchase the Company's shares in the IPO, defendants publicly represented that the Business Combination Statute would provide these shareholders with significant procedural protections in the event of an interested business transaction. However, when an interested transaction was proposed, such as the current transaction, defendants changed course and distanced themselves from the protections of the Business Combination Statute, while at the same time concealing the fact that defendants had exempted WFA as an interested shareholder all along. Judicial intervention is therefore needed to interpret the Business Combination Statute and its effect, if any, on the transaction under the circumstances posed here and to ensure fair and adequate disclosure of the relevant facts.

B. DEFENDANTS FAIL TO DISCLOSE THAT THE "SPECIAL COMMITTEE" IS CONFLICTED AND THE BOARD IS NEITHER INDEPENDENT NOR DISINTERESTED

         35. On or about December 7, 2000, defendant P. Lowy, a director of WFA and the President and Chief Executive Officer of WEA, advised defendants Furman and Vincent, two purportedly independent directors of the Company, that WFA was considering an acquisition of all


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of the publicly-held shares of the Company. Following this conversation, a
"Special Committee" of purportedly independent directors was formed consisting of defendants Furman, Vincent and Huizinga. Defendant Furman was elected Chairman of the Special Committee.

         36. Although the members of the Special Committee are claimed to be "independent," the Tender Offer Documents are devoid of ANY information with regard to the employment and professional backgrounds of defendants Furman, Vincent and Huizenga from which a WEA shareholder may make an informed decision as to these directors' independence. This information is highly-material is that it highlights the irremediable conflicts possessed by the members of the Special Committee. For example, at the time of WEA's IPO, Special Committee Chairman Furman was the founder and Vice-Chairman of Furman Selz, one of the lead underwriters of the IPO. Defendant Furman, therefore, directly or indirectly, through the firm he founded, received substantial financial consideration from defendants in connection with the IPO, thereby dividing his loyalties and compromising his independence. The Tender Offer Documents also omit material information regarding: (a) whether defendants Furman, Vincent and Huizenga have received any consulting fees from WEA and/or any of its affiliates and/or parent companies; and (2) the holdings of WEA stock, if any, of the members of the Special Committee as compared to their holdings, if any, of WFA stock.

         37. The Tender Offer Documents also omit to state that the Board which approved the transaction was neither independent or disinterested. First, the three Lowys had an interest in the transaction. Second, Furman had a longstanding business relationship with the Lowys. Third, Hilmer was a Deputy Chairman of Westfield America Management Limited, an affiliate of WFA. Thus, five of nine directors were not disinterested. This was material information which should have been clearly disclosed.


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C.       DEFENDANTS FAIL TO DISCLOSE THAT LEHMAN IS CONFLICTED

         38. The Special Committee retained Lehman to serve as its "independent" financial advisor. Lehman, however, also has compromised loyalties, due to advisory services it has provided to the Company. The Tender Offer Documents, however, are devoid of any details regarding the financial magnitude and frequency of such engagements, including the fees paid by the Company to Lehman in connection with those services. For example, the Tender Offer Documents fail to disclose that: (a) on May 16, 2000, the Company refinanced Westfield Shoppingtown Plaza Camino Real with Lehman. The proceeds totaling $36 million were used to replace an existing loan; Co) on October 6, 2000, the Company refinanced Westfield Shoppingtown Vancouver with Lehman. Proceeds from the loan were used to acquire an additional 49.5% interest in the property; and (c) on December 14, 2000, the Company refinanced the mortgage debt on Westfield Shoppingtown Meriden totaling $98.5 million with Lehman. These conflicts, among others, irremediably conflicted Lehman's independence in connection with the merger transaction. Such material information, however, is withheld from the Tender Offer Documents.

D.         THE SPECIAL COMMITTEE FAILED TO VIGOROUSLY
           NEGOTIATE FOR WEA'S PUBLIC SHAREHOLDERS

         39. On February 12, 2001, Merrill Lynch, WFA's financial advisor, submitted an offer to the Special Committee to acquire all of the publicly-held shares of the Company, other than those held by WFA and its affiliates, for $15.75 to $16.00 per share in cash. On February 13, 2001, despite having been previously advised that, under certain financial analyses, WEA's public shares were valued in excess of $19.00 per share, the Special Committee countered WFA's proposal at only


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$16.50 per share. The Special Committee's demand was only $0.50 higher than
WFA's $16.00 offer and left little room, if any, to negotiate a higher price for WEA's public shares.

E. CERTAIN INSIDERS TIP-OFF LARGE WEA PREFERRED STOCKHOLDERS WHO REFUSE TO BE CASHED-OUT AND NEGOTIATE A PREFERENTIAL DEAL FOR THEMSELVES

         40. The Special Committee's passivity is not surprising as the transaction was all but a "done deal" from the start. In this regard, in connection with the transaction, Security Capital Preferred Growth ("SCPG"), the holder of 694,445 shares of WEA Series C cumulative convertible redeemable preferred stock, Series C-1 cumulative convertible redeemable preferred stock and Series C-2 cumulative convertible redeemable preferred stock, having an aggregate liquidation value of 125 million (collectively, the "Series C Preferred Shares"), initially refused to accept the tender offer consideration and bargained to remain a continuing investor in the Company on more preferred terms than it previously had. SCPG is partly-owned by the Lowy family, through their investment in Security Capital Group Incorporated. SCPG is an indirect wholly-owned subsidiary of Security Capital Group Incorporated.

         41. Importantly, SCPG's decision was made well before WFA and the Special Committee had purportedly agreed on the Tender Offer price of $16.25 per share. Therefore, WFA clearly had settled upon a range of value that it would be paying to WEA's public shareholders in connection with the acquisition transaction and the Special Committee process was merely a foregone conclusion. In any event, as described below, there is a material disparity between the consideration which WEA's public shareholders are receiving and that which SCPG is receiving. Such disparity is not clearly disclosed in the Tender Offer Documents.


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F.       LEHMAN ISSUES A FAIRNESS OPINION AND THE WEA
         BOARD APPROVES THE MERGER AGREEMENT

         42. On February 14, 2001, the day after the Special Committee's "counter-offer," WFA offered $16.25 per share. Without seeking to negotiate any higher, on February 14, 2001, the Special Committee, after receiving a fairness opinion from Lehman (the "Fairness Opinion"), recommended to WEA's Board that it accept WFA's offer of $16.25 for each of WEA's public shares. Lehman issued the Fairness Opinion despite the fact that its analyst, David Shulman, had issued a report as of December 27, 2000, setting a 12-month price target for WEA shares of 18.17 and assessing a net asset value for WEA of $17.70 per share. Lehman's precipitous delivery of a fairness opinion could not have occurred but for all the participants' advance knowledge that a deal at $16.25 would be rapidly concluded with Lehman's "Fairness Opinion" as the blessing for the deal.

         43. The full WEA Board, on that same date, approved the merger agreement (the "Merger Agreement") and it was publicly-announced that same day.

         44. Pursuant to the Merger Agreement, WFA intends to effect the proposed buyout through a two-step transaction -- a Tender Offer for all of the publicly-owned WEA shares at the price of $16.25 per share, followed by the Merger. If WFA acquires sufficient shares in connection with the Tender Offer that it will hold, in total, in excess of 90% of WEA's outstanding shares, it plans to effectuate a short-form merger without a shareholder meeting.

         45. In negotiating the Merger Agreement, the Special Committee purportedly sought to condition consummation of the Tender Offer upon the acceptance of the Tender Offer by at least two-thirds of the outstanding shares NOT owned by WFA and its affiliates. The Special Committee, however, was advised by WFA that such a condition would "materially and adversely affect" WFA's ability to obtain financing for the Tender Offer and Merger. Accordingly, only a majority vote of the

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shares outstanding, which is already in the possession of WFA and its affiliates, is necessary to consummate the transaction, which makes the transaction a foregone conclusion. In fact, even without a single share tendered, WFA can still freeze-out the public shareholders by way of the Merger because WFA and its affiliates have locked-up a 77.5% voting stake in the Company. In effect, WEA's minority shareholders have been given absolutely no power to reject or even voice their opinion in the proposed transaction. Moreover, if WFA's ownership is in excess of 90% after the Tender Offer, it can even dispense with a proxy statement and a meeting for the Merger.

G.       DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO PLAINTIFFS AND THE CLASS

         1. THE PROPOSED TRANSACTION GROSSLY UNDERVALUES THE COMPANY'S SHARES

         46. In light of WFA's total control of WEA, and the ineffectiveness of the irremediably conflicted Special Committee and its financial advisor, it is hardly surprising that the consideration being provided to WEA's minority shareholders in connection with the proposed transaction is grossly inadequate and unfair.

         47. As illustrative, on January 23, 2001, WEA announced its financial results for the fourth quarter and year ended December 31, 2000. Funds from operations ("FFO") rose to $52.8 million, or $0.49 per share in the fourth quarter, as compared to $49.7 million, or $0.47 per share, for the comparable period in the prior year. For the year ended December 31,2000, the Company's FFO was $195.2 million, or $1.83 per share, as compared to $177 million, or $1.73 per share, for the prior year. The Company expected to pay a fourth quarter dividend to shareholders of $0.37 per share, totaling $1.48 per share on an annual basis.

         48. Evidencing WEA's impressive financial results, on February 23, 2001, the Australian press reported that Westfield Holdings was on track to deliver its 41st consecutive annual profit rise.

The press reported that, while Westfield Holdings' Australian operations' results fell by approximately 36%, its United States operations' profit rose about 46%, due in large part to the FFO reported by WEA.

         49. Moreover, the price in the Tender Offer is inadequate in comparison to the recent tender offer at a 40% premium to purchase shares of a comparable shopping mall REIT, Urban Shopping Centers, Inc., by Dutch-based Rodamco North America NV. Also, while WEA has produced an annual total return of approximately 8.5% since its initial public offering in 1997, the national shopping mall REIT average has been only 4% over the same period of time. Furthermore, the price to be paid in the Tender Offer is only $1.25 higher than the price paid by purchasers of WEA stock in the IPO. Over the same period of time, the Company has acquired numerous, additional properties. No explanation, however, is given as to why the price to be paid here is barely higher than the IPO price.

         50. Defendants try to justify the $16.25 price because, in their view, there are "significant uncertainties regarding the condition of anchor mall tenants such as...Montgomery Ward & Co." and because of"the current retail environment and potential impact of recent retail bankruptcies including Montgomery Wards." Defendants failed to disclose, however, that Target Corporation ("Target') will be buying the rights to thirty-five Montgomery Ward stores to expand in California and other markets. This transaction will enhance the values of any malls operated by WEA in which Target will assume leases and stores.

2.       LEHMAN'S FAIRNESS OPINION WAS MATERIALLY INACCURATE
         AND DID NOT VALIDATE THE TRANSACTION

         51. The Fairness Opinion issued by Lehman does not validate the transaction as the Fairness Opinion is materially flawed and misleading in numerous respects.

             a. NO MINORITY SQUEEZE-OUT ANALYSIS

         52. In connection with the Fairness Opinion, Lehman undertook an analysis of the premium implied by the transaction as related to WEA's unaffected stock price: (a) one-day prior to the announcement of the Merger;
(b) one-year prior to the announcement of the Merger; and (c) on average from the IPO to one-day prior to the announcement of the Merger. This analysis yielded premiums, respectively, of(a) 14.7%; (b) 15.7%; and (c) 3.4%. Importantly, Lehman's analysis omits a well-established yardstick by which to measure the import of these premiums. For example, missing from Lehman's analysis is a comparison of these premiums to others as part of a "minority squeeze-out analysis." Such standardized investment banking methodology, which is customarily utilized in freeze-out transactions such as the one here, would illustrate that a reasonable premia for WEA's public shares would be in the 20-30% range, implying a price of at least $17.25 -$18.75 per share. Under such an analysis, it is clear that the $16.25 per share offer price, and the premia it represents, fall substantially short of the fair value of the Company's shares. This failure to disclose that the premium here are low as compared to other comparable freeze-out transactions is material. Defendants have failed to disclose whether a minority squeeze-out analysis was performed and, if one was performed, what the results were. Alternatively, if such an analysis was not performed, defendants have failed to advise plaintiffs as to the lack of such an analysis and the reason why it was not undertaken. The omission of this material information prohibits WEA's public shareholders from making an informed judgment on value.

             b. THE DIVIDEND DISCOUNT ANALYSIS WAS FLAWED AND MISLEADING

         53. Lehman also performed a "dividend discount analysis" pursuant to which the value of the Company was established by adding: (a) the net present value of the Company's future stream of dividend payments to the Company's shareholders for the years 2001-2003; plus
(b) the estimated net present value of the terminal value of the Company at the end of 2003. For purposes of this analysis, Lehman assumed a terminal value of the Company's shares at the end of 2003 by applying assumed terminal multiples of 5.9x-8.Sx. The assumed terminal multiples were then applied to the Company's projected 2004 FFO. To determine net present value, Lehman used discount rates of 12%-14% per annum based on its estimate of the Company's cost of equity. This analysis yielded a range of values from $13.86-$19.33. The discount rates used by Lehman, however, for purposes of the analysis, were unrealistic and unreasonable under the circumstances.

         54. In this regard, using the capital asset pricing model ("CAPM"), WEA's cost of equity is 7.00% and its overall weighted average cost of capital is 7.5%. Use of these more realistic numbers, rather than the ones used by Lehman, results in a valuation of $17.96-$18.11 per WEA share. This valuation more closely represents the true value of the assets and future prospects underlying the WEA shares. The omission of this material information prohibits WEA's public shareholders from making an informed judgment on value.

         55. Furthermore, the analysis does not disclose whether: (a) credit was given for projects under development or land being held for future development; and (b) proper credit was given to WEA's assets in its portfolio that have better than average growth or lower than average risk.

             c. THE NET ASSET VALUATION ANALYSIS WAS FLAWED AND MISLEADING,

         56. Lehman also utilized a net asset value analysis ("NAV"), pursuant to which Lehman analyzed a scenario in which the Company would sell each of its properties individually and then settle its liabilities. For purposes of this analysis, Lehman determined the market value for "stabilized properties" by applying an NOI Capitalization Rate to each of Westfield's property's forward 12 months projected net operating income ("NOI"). NOI is the revenues from a property less expenses incurred in the operation of that property. The "NOI Capitalization Rate" describes a purchaser's theoretical yield in the first year of operation after purchasing a property. More specifically, as properties are generally valued on the future NOI that they may produce, the property's future NOI divided by its NOI Capitalization Rate will determine the property's fair-market value. For each property, Lehman applied a midpoint NOI Capitalization Rate to determine the base case and then increased and decreased the capitalization rate by 25 basis points to come up with downside and upside valuations.

         57. Using the NAV analysis, Lehman reached a "base case net asset value" for Westfield of $16.94 per share, as well as an "upside case" of $18.63 per share, amounts materially higher than the $16.25 to be received by Westfield's minority shareholders in connection with the transaction. In any event, the adjustments made to WEA's NAV by Lehman are not explained in the Tender Offer Documents. For example, adjustments to the NAV may be made for: (a) franchise value (E.G., the ability of WEA to create value through intelligent capital allocation); Co) the focus of the WEA REIT; (c) insider ownership -- the higher the insider ownership, the more desirable it is for the REIT; (d) balance sheet strength; and (e) overhead expenses. Without this information, WEA's shareholders cannot decide between the Tender Offer and appraisal.

         58. Importantly, the NAV analysis also includes $100 million in liquidation costs. No support or explanation, however, is given by Lehman for these estimated liquidation costs. This information is clearly material as each $25 million reduction in liquidation costs increases the valuation of WEA by approximately $0.30 per share. As such, the NAV of WEA has been materially understated. The omission of this material information prohibits WEA's public shareholders from making an informed judgment on value.

         59. Furthermore, in the Tender Offer Documents, defendants state that "no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger." That statement, therefore, begs the question of how these liquidation values were actually arrived at.

         3.  SCPG NEGOTIATES A PREFERENTIAL DEAL FOR ITSELF

         60. WFA negotiated separately with SCPG and has agreed that the preferred shares owned by SCPG will remain outstanding after the effective time of the Merger. WFA and SCPG have also agreed to amend the terms of the Series C Preferred Shares to the provide the following. First, SCPG has the option to exchange its Series C Preferred Shares for WFA "Ordinary Units" based on a formula which equates WFA shares to WEA shares based on a trading average for the previous 20 day period for WFA Ordinary Units. Using the greater of this average or the average trading price at the time of the Merger, the Series C Preferred Shares are equated to WFA shares by dividing their liquidation value ($180) by the average trading price of WFA Ordinary Units. The above-mentioned provision for exchange into WFA Ordinary Units is permitted at any time. Second, these preferred shares receive dividends at the greater of 9.3% of the "Liquidation Preference" per share, increasing annually by 3%, or the U.S. dollar equivalent of the distributions paid on the number of WFA Ordinary Units into which a preferred share is then exchangeable. Finally, file preferred shares provide for a put of $25 million (1/5 of SCPG holdings) of liquidation preference on the first anniversary of the effective time of the Merger.

         61. Lehman determined the theoretical price for the Series C Preferred Shares being worth $17.02-$19.84, prices in excess of the consideration to be received by WEA's minority shareholders in the Merger.

         4.  THE TENDER OFFER DOCUMENTS FAIL TO DISCLOSE MATERIAL INFORMATION

         62. The Tender Offer Documents are materially misleading and fail to provide WEA's minority shareholders with essential and meaningful information needed by the shareholders to assess the fairness and reasonableness of the Tender Offer.

         63. For example, the Tender Offer Documents misrepresent and/or omit:

             (a) any information regarding the Special Committee members which would enable a shareholder to determine their purported independence;

             (b) that defendant Furman, the Chairman of the Special Committee, was the founder and Chairman of Furman Selz, one of the lead underwriters of the IPO;

             (c) that Lehman is irremediably conflicted because of substantial fees received from WEA for past services including, but not limited to, several refinancings for WEA undertaken in the past few months;

             (d) that certain insiders (involved in SCPG) are receiving more for their shares than WEA's public shareholders in connection with the proposed transaction;

             (e) that Lehman's Fairness Opinion is biased, skewed and unreliable and, therefore, prohibits WEA's public shareholders from making an informed judgment on value;

             (f) that Target will be buying the rights to Montgomery Ward stores which will enhance the values of any malls operated by WEA in which Target will assume leases and stores; and

             (g) that defendants are misrepresenting the protections and applicability of the Business Combination Statute.

                                     COUNT I

                BREACH OF FIDUCIARY DUTY OF LOYALTY AND DUE CARE

         64. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

         65. WFA and the Individual Defendants, by virtue of their WEA ownership and their positions as the Company's officers and/or directors, are in a fiduciary relationship with plaintiffs and the other public stockholders of WEA, and owe plaintiffs and the other members of the class the highest obligations of due care, good faith, fair dealing, candor and loyalty.

         66. In violation of their fiduciary duties, defendants have negotiated terms which unfairly favor WFA, and certain of the Individual Defendants at the expense of WEA's minority shareholders.

         67. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiffs and the other members of the Class, are depriving plaintiffs and other members of the Class of the true value of their investment in WEA.

         68. As a result of the actions of defendants, plaintiffs and the other members of the Class are being prevented from obtaining appropriate consideration for their shares of WEA common stock.

         69. Plaintiffs and the Class have no adequate remedy at law.

                                    COUNT II

           BREACH OF DUTY OF CANDOR AGAINST THE INDIVIDUAL DEFENDANTS

         70. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

         71. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control when it seeks shareholder action. In particular, in a freeze-out merger such as the one at issue here, the majority shareholder bears the burden of showing complete disclosure of all material facts relevant to WEA's public shareholders' decision whether to accept the consideration offered here or seek an appraisal. Such duties are nor merely a matter of business judgment but must be strictly fulfilled.

         72. As set forth above, the Tender Offer Documents fail to disclose, INTER ALIA, material information concerning the Special Committee, the Tender Offer, the Merger, WEA, Lehman and the Fairness Opinion.

         73. Unless an injunction is entered requiring corrective disclosure, WEA shareholders cannot make a decision whether to tender their shares or to seek statutory appraisal.

         74. Defendants, in breach of their fiduciary duty of candor, have deprived WEA shareholders of material information necessary to make an informed decision concerning the fairness and adequacy of WFA's $16.25 per share proposal.

         75. As a result of the Individual Defendants' unlawful conduct, plaintiffs and the other WEA shareholders have been injured and do not have an adequate remedy at law.

                                    COUNT III

    DECLARATORY RELIEF RELATING TO THE MISSOURI BUSINESS COMBINATION STATUTE

         76. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

         77. Plaintiffs seek a declaration as to whether ("MGBCL") Section
351.459 (the Missouri Business Combination Statute) is applicable to the Merger and Tender Offer.

         78. Defendants have made contradictory statements regarding the applicability of this statute and/or the reasons for its applicability.

         79. Accordingly, plaintiffs seek a declaratory judgment as to whether the Missouri Business Combination Statute applies to the Tender Offer and Merger.

         80. Plaintiffs and the Class have no adequate remedy at law and are being irreparably injured by the wrongdoing challenged herein.

                                    COUNT IV

             INJUNCTIVE AND EQUITABLE RELIEF AGAINST DEFENDANTS FOR
                VIOLATIONS OF SECTIONS 14(e) OF THE EXCHANGE ACT
                    AND RULE 14e-3(a) PROMULGATED THEREUNDER

         81. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

         82. This claim is brought individually on behalf of the plaintiffs and not on behalf of the Class. This claim seeks only injunctive and/or equitable relief.

         83. This Count is brought by plaintiffs against the Defendants with respect to the Tender Offer Documents for violations of Sections 14(e) of the Exchange Act and Rule 14e-3(a) promulgated thereunder. Section 14(e) of the Exchange Act provides that it is unlawful to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with...any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

         84. Rule 14e-3(a) provides in pertinent part that it shall constitute a fraudulent, deceptive or manipulative act or practice within the meaning of section 14(e) for any person who is in possession of material information relating to a tender offer which information he knows or has reason to know is non-public.., to purchase or sell or cause to be purchased or sold any such securities, unless within a reasonable time prior to any purchase or sale such information and its source are publicly disclosed by press release or otherwise.

         85. The Defendants knowingly and/or recklessly caused to be issued or permitted and acquiesced in or controlled the issuance of the Tender Offer Documents.

         86. In the Tender Offer Documents, the Defendants expressed their approval of the terms of the Merger, recommending that WEA shareholders tender their shares of WEA common stock for $16.25 per share as the Tender Offer price was fair and sufficient.

         87. The Tender Offer Documents are materially false and misleading as set forth herein. The disclosure of these facts in the Tender Offer Documents is highly material to plaintiffs in deciding whether to tender their shares votes or otherwise evaluating their options with respect to the proposed Merger.

         88. As a result of the foregoing, the Defendants are violating Section 14(e) of the Exchange Act and Rule 14e-3(a) promulgated thereunder by the SEC.

         89. By reason of the foregoing, plaintiffs will be damaged, and unless injunctive and/or declaratory relief is granted, will continue to be irreparably injured and damaged.

         WHEREFORE, plaintiffs pray for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the class representatives except for Count IV;

         B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction until and unless defendants have complied with their statutory obligations;

         C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

         D. Directing defendants to account to class members for their damages sustained as a result of the wrongs complained of herein;

         E. Declaring whether the Business Combination Statute is applicable to the Tender Offer and Merger;

         F. Enjoining the Tender Offer for violating Section 14(e) and Rule
14e-3.

         G. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs' attorneys' and experts' fees; and

         H. Granting such other and further relief as this Court may deem just and proper.

DATED: March 19, 2001

                               SWANSON MIDGLEY, LLC

                               By: /s/ DON R. LOLLI
                                   --------------------------------------------
                                   Don R. Lolli, MO #24012
                                   Henry R. Cox, MO #40780
                                   2420 Pershing, Suite 400
                                   Kansas City, Missouri 64108
                                   Tel: 816-842-6100
                                   Fax: 816-842-0013

                               OF COUNSEL:

                               MILBERG WEISS BERSHAD
                               HYNES & LERACH LLP
                               Steven G. Schulman, Esquire
                               Seth Ottensoser, Esquire
                               David A. Rosenfeld, Esquire
                               One Pennsylvania Plaza
                               New York, NY 10119-0165

                               SCHIFFRIN & BARROWAY, LLP
                               Marc A. Topaz
                               Michael K. Yarnoff
                               Three Bala Plaza East
                               Suite 400
                               Bala Cynwyd, PA 19004
                               (610) 667-7706

                               CAULEY & GELLER, LLP
                               One Boca Place
                               2255 Glades Road, Suite 421A
                               Boca Raton, FL 33431

                               LOWEY DANNENBERG SELINGER &
                               BEMPORAD
                               David Harrison
                               Michelle Rago
                               One North Lexington Road
                               White Plains, N.Y. 10601
                               (914) 997-0500

                               NIEWALD, WALDECK & BROWN, P.C.
                               Angela K. Green.
                               Twelve Wyandotte Plaza
                               120 West 12th Street, Suite 1300
                               Kansas City, MO 64105
                               Tel: 816/471-7000
                               Fax: 816/474-0872

I hereby certify that copies of the foregoing was mailed by first-class United States mail, postage prepaid, this 19th day of March, 2001, to:

Lawrence M. Berkowitz, Esq.
Berkowitz, Feldmiller, Stanton,
Brandt, Williams & Shaw, LLP
Two Emanuel Cleaver II Boulevard, Suite 500
Kansas City, MO 64112
Tel: 816/561-7007
Fax: 816/561-1888

Abbe F. Fletman, Esq.
Jennifer A. Furman, Esq.
Michael Fitzsimmons, Esq.
Bryan L. Norton, Esq.
Wolf, Block, Schorr & Soils-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
Tel: 215/977-2000
Fax: 215/977-2334

Cathy Fleming, Esq.
Wolf, Block, Schorr & Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
Tel: 212/986-1116
Fax: 212/986-0604

ATTORNEYS FOR DEFENDANT WESTFIELD
AMERICA, INC.

Charles W. German, Esq.
David J. Rempel, Esq.
Rouse, Hendricks, German, May, P.C.
1010 Walnut, Suite 400
Kansas City, MO 64106
Tel: 816/471-7700
Fax: 816/471-2221

Eric S. Waxman, Esq.
Peter Simshauser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071

ATTORNEYS FOR WESTFIELD AMERICA TRUST,
FRANK P. LOWY, PETER S. LOWY, STEVEN
M. LOWY AND RICHARD E. GREEN

Peter A. Lagorio, Esq.
Gilman & Pastor LLP
999 Broadway, Suite 500
Saugus, MA 01906
Tel: 781/231-7850

ATTORNEYS FOR PLAINTIFF
WASHINGTON SAVINGS BANK




/s/ DON R. LOLLI
--------------------------------------------